EARTHLINK, INC.

1375 PEACHTREE STREET

ATLANTA, GEORGIA 30309

August 25, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Matthew Crispino

Re:	EarthLink, Inc.
Registration Statement on Form S-4
Filed June 16, 2011, as amended July 11, 2011 and August 26, 2011
File No. 333-174950

Dear Mr. Crispino:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, EarthLink, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to August 29, 2011, at 10:00 a.m. Eastern Time, or as soon as practicable thereafter.  The Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to David Carter of Troutman Sanders LLP at (804) 697-1253 and that such effectiveness also be confirmed in writing by email to David Carter at david.carter@troutmansanders.com.

Very truly yours,

EARTHLINK, INC.

By:	/s/ Samuel R. DeSimone, Jr.
Samuel R. DeSimone, Jr.
Executive Vice President, General Counsel and Secretary

cc:           David Carter